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                                                           Filed by GenRad, Inc.
                                Pursuant to Rule 425 under the Securities Act of
                      1933, as amended, and Deemed Filed Pursuant to Rule 14a-12
                           Under the Securities Exchange Act of 1934, as amended

                                                   Subject Company: GenRad, Inc.
                                                  Commission File No.: 001-08045


FOR RELEASE
7 A.M. THURSDAY, AUGUST 2, 2001
Contact
Richard M. Miles
978-589-7144


                   GenRad Reports Second Quarter 2001 Results

WESTFORD, MA, August 2, 2001 - GenRad, Inc., [NYSE: GEN], a global leader in electronics testing and manufacturing solutions, today reported results for its second fiscal quarter in 2001.

Separately today, GenRad announced that it had signed an agreement to be acquired by Teradyne, Inc. [NYSE: TER]. It also announced that it was seeking a buyer for its Diagnostic Solutions line of business.

GenRad reported that revenues for the second quarter ended June 30, 2001, were $54.5 million, compared with revenues of $87.3 million for the same period in 2000. The company reported a net loss, before special items, of $13.8 million, or $0.48 per share, compared with net income, before special items, of $1.6 million, or $0.06 per share in 2000.

During the second quarter, the company recorded special charges for a provision for excess inventory of $11.9 million and a long-lived asset impairment of intangible assets related to its Autodiagnos and Mastertech acquisitions of $28.2 million. These charges result in an additional after tax loss of $24.8 million, or $0.87 per share, for a total net loss of $38.6 million, or $1.35 per share. For comparison, in the second quarter of 2000, an after tax reorganization charge of $2.6 million, or $0.10 per share, resulted in a total net loss of $1.0 million, or $0.04 per share.

The company recorded two special items during the quarter, both largely the result of the company's decision to discontinue the development of the GTE3200 automotive diagnostics aftermarket product within the Diagnostics Solutions line of business. As a result of this decision and the current and projected softness in the electronics manufacturing market sector, the company recorded additional provisions for anticipated excess and obsolete inventories. This charge, which totaled $11.9 million,

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adversely impacted the cost of revenue of the automotive diagnostics aftermarket product line and various manufacturing test product lines.

In addition, in accordance with the provisions of Statement of Financial Accounting Standard No.121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", the company recorded a long-lived asset impairment of goodwill and other intangibles related to its Autodiagnos and Mastertech acquisitions, components of the Diagnostic Solutions line of business. The impairment was initiated due to the discontinued GTE3200 product development noted above.

This charge, which totaled $28.2 million, adversely impacts both cost of revenue by $6.4 million and operating expenses by $21.8 million.

Revenues for the six months ended June 30, 2001 were $116.9 million, compared with $153.7 million in the same period of 2000. The company reported a net loss, before special items, of $23.8 million, or $0.83 per share, compared with net income, before special items, of $3.9 million, or $0.14 per share. In addition to the second quarter special charges noted above, the company had additionally recorded an after tax special charge of $1.9 million in the first quarter of 2001 and a $15.8 million special benefit in the first quarter of 2000.

CONFERENCE CALL INFORMATION

The transactions as well as the earnings results will be discussed during the second quarter conference call at 10:00 a.m. this morning. It can be accessed by dialing 800-219-6110 in the U.S., or 303-262-2211 from outside the U.S. The audio portion of the conference call can be accessed through GenRad's website at www.genrad.com.

ABOUT GENRAD, INC.

GenRad Inc. [NYSE: GEN] a global leader in electronics testing and production solutions serving the world's leading original equipment [OEM] and electronics manufacturing services [EMS] markets. GenRad's customers manufacture a wide range of advanced technology products ranging from computer, telecommunications and broadband networking devices to wireless products and enterprise hardware. With 37 offices in 22 countries, GenRad is comprised of four business units, each providing integrated hardware, software and service solutions.

o Process Solutions focuses on in-circuit test, x-ray test and re-work solutions enhanced by extensive software solutions providing total production line management.

o Functional Solutions focuses on functional test platforms for manufacturers of telecommunications, computers and automotive electronics.

o Diagnostic Solutions focuses on service bay and manufacturing solutions for transportation OEMs and independent service providers.

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o        Support and Services focuses on maintenance programs, on-site and remote support, and training to help customers optimize their hardware and software solutions.


Founded in 1915, GenRad employs about 1,300 people with worldwide headquarters in Westford, MA, USA. Listed on the New York Stock Exchange since 1978, GenRad's Web address is www.GenRad.com.

SAFE HARBOR STATEMENT

Statements made in this press release which are not historical, including statements regarding future performance; product capabilities and markets are forward looking statements and as such are subject to a number of risks. Factors that may cause results to differ materially from those projected are discussed in GenRad's Annual Report on Form 10-K for the fiscal year ending December 30, 2000 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 under the section "Management's Discussion and Analysis of Financial Conditions and Results of Operations - Factors That May Affect Future Results."

REQUIRED SEC FILING

This communication may be deemed to be solicitation material in respect of the proposed acquisition of GenRad by Teradyne, pursuant to an Agreement and Plan of Merger, dated as of August 1, 2001, by and between GenRad and Teradyne. This filing is being made in connection with Regulation of Takeovers and Security Holder Communications [Release No. 33-7760] promulgated by the Securities and Exchange Commission [SEC]. GenRad and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Agreement and Plan of Merger.

Information concern any direct or indirect interest in the proposed merger of GenRad's directors and executive officers, including their beneficial ownership of GenRad common stock and the terms of change of control or similar arrangements with certain of GenRad's executive officers, may be found in GenRad's proxy statement filed with the SEC under Schedule 14A on April 6, 2001. The proxy statement is available for free both on the SEC's Web site [http://www.sec.gov] or by contacting Investor Relations at GenRad at 978-589-7000.

In connection with the proposed merger, Teradyne will file a registration statement on Form S-4 with the SEC. Shareholders of GenRad and other investors are encouraged to read the registration statement, including the proxy statement-prospectus that will be part of the registration statement, because it will contain important information about the merger. After the registration statement is filed with the SEC, it will be available for free, both on the SEC's Web site [http://www.sec.gov] and from Teradyne and GenRad.

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GENRAD CONTACT
Richard M. Miles
Vice President Global Communications
GenRad, Inc.
978-589-7144
milesr@genrad.com

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